

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Jim Xu
Chief Executive Officer
LOBO EV TECHNOLOGIES LTD
Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People's Republic of China, 214111

> **Re:  LOBO EV TECHNOLOGIES LTD**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted January 31, 2023**
> **CIK No. 0001932072**

Dear Jim Xu:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 4 to Draft Registration Statement on Form F-1

Capitalization, page 58

1.      Please revise your Capitalization table to include your indebtedness in accordance with Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

You may contact Heather Clark at (202) 551-3624 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Lawrence Venick